Exhibit (h)(3)(x)
EXPENSE LIMITATION AGREEMENT III
          THIS EXPENSE LIMITATION AGREEMENT III (the “Agreement”) is made as of December 19, 2011, by and between Pacific Life Funds (the “Trust”), a Delaware statutory trust and Pacific Life Fund Advisors LLC (“Adviser” or “PLFA”), a Delaware limited liability company.
WITNESSETH:
          WHEREAS, the Trust is a Delaware statutory trust and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company;
          WHEREAS, the Trust is authorized to issue shares of beneficial interest in separate series with each series representing interests in a separate portfolio of securities and other assets (each a “Fund,” and collectively, the “Funds”), the Agreement applies to the applicable Funds set forth in Schedule A hereto;
          WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated June 13, 2001, as amended, and transferred from Pacific Life to PLFA effective May 1, 2007, (“Advisory Agreement”), pursuant to which the Adviser is authorized to provide investment advisory services for the Trust and each of its Funds for compensation based on the value of the average daily net assets of the Funds;
          WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the applicable Funds and their shareholders to maintain the expenses of the applicable Funds at levels agreeable to the Trust and the Adviser.
          NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed as follows:
I.	Expense Limitation.
A. Fund Operating Expenses. For purposes of this Agreement “Fund Operating Expenses” shall consist of the ordinary operating expenses incurred by each of the applicable Funds in any fiscal year, including organizational expenses and the administration fees, but excluding the following: investment advisory fees; distribution and/or service fees; acquired fund fees and expenses; foreign taxes on dividends, interest, or gains; interest; taxes; brokerage commissions and other transactional expenses; dividends on securities sold short; extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the applicable Fund’s business.

B. Operating Expense Limit. The operating expense limit with respect to each of the applicable Funds shall be 0.20% through June 30, 2015 (the “Operating Expense Limit”), based on a percentage of the average daily net assets of each of the applicable Funds for the period described in Section I.D. The Adviser may elect to lower the expense caps and/or extend the time period further by amending this Agreement.

C. Applicable Expense Limit. To the extent that the Fund Operating Expenses incurred exceed the Operating Expense Limit, as defined in Section I.B. above, the Adviser shall waive its respective fees, or a portion thereof, under the Advisory Agreement or otherwise reimburse each of the applicable Funds, as applicable, for such excess amount (the “Excess Amount”).

D. Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the applicable Funds’ Operating Expenses shall be annualized. If the annualized Fund Operating Expenses of each of the applicable Funds at the end of any month during which this Agreement is in effect exceed the Operating Expense Limit, the Adviser shall waive or reduce its fee under the Advisory Agreement or remit to applicable Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount computed on the last day of the month.

E. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the applicable Fund with respect to the previous fiscal year shall equal the Excess Amount.

F. Repayment. Each of the applicable Funds agrees to repay the Adviser, out of assets belonging to the applicable Fund, any Fund Operating Expenses in excess of the Operating Expense Limit paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Adviser will not be entitled to repayment for any amount by which such repayment would cause Fund Operating Expenses, during the fiscal year of such repayment to exceed the then current Operating Expense Limit. Except to the extent consistent with generally accepted accounting principles and the position of the staff of the SEC at the time, no amount will be repaid to the Adviser by the applicable Fund more than three fiscal years after the year in which the Adviser reduced its fee, reimbursed or otherwise absorbed the Excess Amount. Any amounts waived by the Adviser are not subject to repayment.

II.	Term and Termination of Agreement.

The Agreement shall have an initial term of three (3) years. The Adviser may elect to extend beyond the initial term, by amendment to this Agreement. In addition, this Agreement shall terminate upon termination of the Advisory Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ written notice to the Adviser at its principal place of business. The repayment obligations described in Section I.F. of the Agreement shall survive for the period indicated in that Section.

III.	Miscellaneous.

A. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Investment Advisers Act of 1940, or any rules or order of the SEC thereunder.
B. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.
C. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
D. Limitation of Liability. The Adviser shall look only to the assets of each of the applicable Funds for performance of this Agreement and repayment of any claim hereunder that the Adviser may have with respect to an applicable Fund, and neither any of the other Funds of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, shall be liable therefore.
          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers designated below on the day and year first above written.
PACIFIC LIFE FUNDS, on behalf of the applicable Funds set forth on Schedule A hereto

By: Name:	/s/ Howard T. Hirakawa Howard T. Hirakawa	By: Name:	/s/ Laurene E. MacElwee Laurene E. MacElwee
Title:	Vice President	Title:	VP & Assistant Secretary
PACIFIC LIFE FUND ADVISORS LLC

By: Name:	/s/ Howard T. Hirakawa Howard T. Hirakawa	By: Name:	/s/ Laurene E. MacElwee Laurene E. MacElwee
Title:	VP, Fund Advisor Operations	Title:	VP & Assistant Secretary

Schedule A

(to the Expense Limitation Agreement III — PLF)
Applicable Funds:
PL High Income Fund
PL Short Duration Fund
PL Strategic Income Fund
Effective Date: December 19, 2011